UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. )

SMSA Gainesville Acquisition Corp.
(Name of Issuer)

Common Stock, Par Value $0.001 per share
(Title of Class of Securities)

78458A 100
(CUSIP Number)

Titan Partners, LLC 6565 West Loop South, Suite 110 Bellaire, Texas 77401 Attn: Kamran Nezami
(512) 472-5456
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 19, 2013
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box [ ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 78458A 100

1	NAME OF REPORTING PERSON: Titan Partners, LLC I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (Entities Only): 46-4323264
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) [ ] (b) [X]
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions): WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e): [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION: Texas
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER: 0
	8	SHARED VOTING POWER: 9,892,956
	9	SOLE DISPOSITIVE POWER: 0
	10	SHARED DISPOSITIVE POWER: 9,892,956
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 9,892,956
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions): [ ]
13

PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):
98.93% (based on 10,000,008 shares of Common Stock issued and outstanding as of December 20, 2013 as reported in Issuer’s Current Report on Form 8-K filed with the Securities and Exchange Commission on December 26, 2013).

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS): OO

CUSIP No. 78458A 100

1	NAME OF REPORTING PERSON: Titan Partners Management, LLC I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (Entities Only): 30-0804146
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) [ ] (b) [X]
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions): OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e): [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION: Texas
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER: 0
	8	SHARED VOTING POWER: 9,892,956
	9	SOLE DISPOSITIVE POWER: 0
	10	SHARED DISPOSITIVE POWER: 9,892,956
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 9,892,956
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions): [ ]
13

PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):
98.93% (based on 10,000,008 shares of Common Stock issued and outstanding as of December 20, 2013 as reported in Issuer’s Current Report on Form 8-K filed with the Securities and Exchange Commission on December 26, 2013).

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS): OO

CUSIP No. 78458A 100

1	NAME OF REPORTING PERSON: Kamran Nezami, LLC I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (Entities Only): 46-3578570
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) [ ] (b) [X]
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions): OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e): [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION: Texas
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER: 0
	8	SHARED VOTING POWER: 9,892,956
	9	SOLE DISPOSITIVE POWER: 0
	10	SHARED DISPOSITIVE POWER: 9,892,956
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 9,892,956
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions): [ ]
13

PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):
98.93% (based on 10,000,008 shares of Common Stock issued and outstanding as of December 20, 2013 as reported in Issuer’s Current Report on Form 8-K filed with the Securities and Exchange Commission on December 26, 2013).

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS): OO

CUSIP No. 78458A 100

1	NAME OF REPORTING PERSON: Kamran Nezami I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (Entities Only):
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) [ ] (b) [X]
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions): OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e): [ X ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION: United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER: 0
	8	SHARED VOTING POWER: 9,892,956
	9	SOLE DISPOSITIVE POWER: 0
	10	SHARED DISPOSITIVE POWER: 9,892,956
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 9,892,956
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions): [ ]
13

PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):
98.93% (based on 10,000,008 shares of Common Stock issued and outstanding as of December 20, 2013 as reported in Issuer’s Current Report on Form 8-K filed with the Securities and Exchange Commission on December 26, 2013).

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS): IN

SCHEDULE 13D
Item 1.  Security and Issuer.

This statement relates to the common stock, $0.001 par value per share (the “Shares”), of SMSA Gainesville Acquisition Corp., a Nevada corporation (the “Issuer”), whose principal executive offices are at 111 Congress Avenue, Suite 1400, Austin, TX 78701.

Item 2.  Identity and Background.

(a)           This statement is filed on behalf of each of the following persons (collectively, the “Reporting Persons.”) because they are required to file a statement with respect to the same securities1:

(i)	Titan Partners, LLC;
(ii)	Titan Partners Management, LLC;
(iii)	Kamran Nezami, LLC;
(iv)	Kamran Nezami

(b)           The principal business address of each reporting person is 6565 West Loop South, Suite 110, Bellaire, Texas 77401.

(c)           The principal business of Titan Partners, LLC is owning securities of the Issuer.

The principal business of Titan Partners Management, LLC is the acquisition, development and management of pharmacies and related businesses.

The principal business of Kamran Nezami, LLC is the acquisition, development and management of pharmacies and related businesses.

Mr. Kamran Nezami currently serves as the Chief Executive Officer and is on the Board of Managers of HealthScripts Specialty Pharmacy. Mr. Nezami also serves as the Chief Executive Officer of Global Molecular Labs, LLC, a clinical laboratory, and In-Office Physician Management Services, LLC, a management services company. In addition, Mr. Nezami serves as the Chief Executive Officer of several other pharmacies in various locations across the United States. In these various roles, Mr. Nezami is responsible for the overall development and implementation of the strategic vision and operating initiatives that drives each of the businesses he oversees.

(d)           During the last five years, Kamran Nezami has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

1 The Reporting Persons expressly disclaim that they have formed a group as contemplated by Section 13(d)(3) of the Securities Exchange Act of 1934, as amended (the "Exchange Act").  The execution and filing of this Schedule 13D shall not be construed as an admission that the Reporting Persons have formed a group as contemplated by Section 13(d)(3) of the Exchange Act.

(e)           During the last five years, Kamran Nezami has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)           Titan Partners, LLC, Titan Partners Management, LLC and Kamran Nezami, LLC are organized under the laws of the State of Texas.  Kamran Nezami is a citizen of the United States of America.

Item 3.  Source and Amount of Funds or Other Consideration.

The Reporting Persons acquired all of the Shares beneficially owned by them in a privately negotiated transaction with funds acquired through a private placement of securities by Titan Partners, LLC pursuant to Regulation D and Rule 506(b) promulgated thereunder.

Item 4.  Purpose of Transaction.

As reported in the Issuer’s Current Report on Form 8-K filed with the Securities and Exchange Commission on December 26, 2013, at the second closing of the stock purchase contemplated in the Stock Purchase Agreement attached hereto as an exhibit, Titan Partners, LLC, will receive an additional 200,000 Shares of the Issuer on or about January 9, 2013, which represents 1.9% of the outstanding Shares of the Issuer.  Following this transfer of Shares, Titan Partners, LLC, Titan Partners Management, LLC, Kamran Nezami, LLC, and Kamran Nezami, will have completed their acquisition of a total of 9,892,956 Shares of the Issuer, representing 98.93% of the outstanding Shares of the Issuer.

Effective December 31, 2013, Paul Interrante, will resign as a member of the Issuer’s Board of Directors and Kamran Nezami will become the sole member of the Board of Directors.  Mr. Nezami expects to appoint individuals not yet identified to serve as Chief Executive Officer and Secretary of the Issuer.

Titan Partners, LLC from time to time intends to review its investment in the Issuer on the basis of various factors, including the Issuer’s business, financial condition, results of operations and prospects, general economic and industry conditions, the securities markets in general and those for the Shares of the Issuer in particular, as well as other developments and other investment opportunities.  Based upon such review, Titan Partners, LLC will take such additional actions in the future as it may deem appropriate in light of the circumstances existing, from time to time, which may include taking one or more of the actions specified in clauses (a) - (j) of Item 4 of Schedule 13D.

Item 5.  Interest in Securities of the Issuer.

(a)           The Reporting Persons may be deemed to beneficially own2, in the aggregate, 9,892,956 Shares, representing approximately 98.93%3 of the Issuer’s outstanding common stock held by Titan Partners, LLC.

2 Titan Partners Management, LLC, Kamran Nezami, LLC and Kamran Nezami, however, expressly disclaim such beneficial ownership of the shares held by Titan Partners, LLC.  The execution and filing of this Schedule 13D

The aggregate Shares are held as follows:

(i)	Titan Partners, LLC directly beneficially owns 9,892,956 Shares representing approximately 98.93% of the Issuer’s outstanding common stock.

(ii)
As Manager of Titan Partners, LLC, Titan Partners Management, LLC has the power to vote, or direct the voting, and to dispose or direct the disposition of, 9,892,956 Shares held by Titan Partners, LLC.  Accordingly, it may be deemed the beneficial owner of 9,892,956 Shares, representing approximately 98.93% of the Issuer’s outstanding common stock.

(iii)
As Manager of Titan Partners Management, LLC, Kamran Nezami, LLC has the power to vote, or direct the voting, and to dispose or direct the disposition of, 9,892,956 Shares held by Titan Partners, LLC.  Accordingly, it may be deemed the beneficial owner of 9,892,956 Shares, representing approximately 98.93% of the Issuer’s outstanding common stock.

(iv)
As Manager of Kamran Nezami, LLC, Kamran Nezami has the power to vote, or direct the voting, and to dispose or direct the disposition of, 9,892,956 Shares held by Titan Partners, LLC.  Accordingly, he may be deemed the beneficial owner of 9,892,956 Shares, representing approximately 98.93% of the Issuer’s outstanding common stock.

(b)           Number of shares as to which the person has:

(i)    Sole power to vote or to direct the vote:
1.  Titan Partners, LLC: 0
2.  Titan Partners Management, LLC: 0
3.  Kamran Nezami, LLC: 0
4.  Kamran Nezami: 0

(ii)    Shared power to vote or direct the vote:
1.  Titan Partners, LLC: 9,892,956
2.  Titan Partners Management, LLC: 9,892,956
3.  Kamran Nezami, LLC: 9,892,956
4.  Kamran Nezami: 9,892,956

(iii)   Sole power to dispose or to direct the disposition of:
1.  Titan Partners, LLC: 0
2.  Titan Partners Management, LLC: 0
3.  Kamran Nezami, LLC: 0

shall not be construed as an admission that any Reporting Person is for the purposes of Sections 13(d) or 13(g) of Exchange Act the beneficial owner of any securities owned by any other Reporting Person.

3 Based upon 10,000,008 shares outstanding, which is the total number of shares outstanding as of December 20, 2013, as reported in the Issuer’s Current Report on Form 8-K filed with the Securities and Exchange Commission on December 26, 2013.

4.  Kamran Nezami: 0

 (iv)  Shared power to dispose or to direct the disposition of:
1.  Titan Partners, LLC: 9,892,956
2.  Titan Partners Management, LLC: 9,892,956
3.  Kamran Nezami, LLC: 9,892,956
4.  Kamran Nezami: 9,892,956

(c)           Except as reflected in the Stock Purchase Agreement attached as an exhibit, there have been no transactions in the Shares effected by the Reporting Persons during the 60 days preceding the filing of this Schedule 13D.

(d)           Titan Partners, LLC has the right to receive, and its manager, Titan Partners Management, LLC has the power to direct the receipt of dividends from, and proceeds from the sale of, the Shares.  As the manager of Titan Partners Management, Kamran Nezami, LLC has the power to direct the receipt of dividends from, and proceeds from the sale of, the Shares.  As the manager of Kamran Nezami, LLC, Kamran Nezami has the power to direct the receipt of dividends from, and proceeds from the sale of, the Shares.  Except as set forth above, no person is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the Shares reported in this Schedule 13D.

(e)           Not Applicable.

Item 6.  Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Other than as set forth in Item 4, the Reporting Persons do not have, and to their knowledge no executive officer or director of the Reporting Persons has, any other contracts, arrangements, understandings or relationships with any persons with respect to the securities of the Issuer.

Item 7.  Material to be Filed as Exhibits.

Exhibit 1           Joint Filing Agreement dated as of December 30, 2013.

Exhibit 2          Stock Purchase Agreement dated as of December 19, 2013.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  December 30, 2013

TITAN PARTNERS, LLC

By: TITAN PARTNERS MANAGEMENT, LLC, its Manager

By:	KAMRAN NEZAMI, LLC, its Manager

By:	/s/ Kamran Nezami
Kamran Nezami, Manager

TITAN PARTNERS MANAGEMENT, LLC

By: KAMRAN NEZAMI, LLC, its Manager

By:	/s/ Kamran Nezami
Kamran Nezami, Manager

KAMRAN NEZAMI, LLC,

By:	/s/ Kamran Nezami
Kamran Nezami, Manager

KAMRAN NEZAMI

By:	/s/ Kamran Nezami
Kamran Nezami